
August 2, 2011

<u>Via E-mail</u>
M. Michael Owens
Vice President and CFO
United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, Texas 75240

> **Re: United States Lime & Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **File No.: 0-04197**

Dear Mr. Owens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1: Business, page 1

Drilling Activity, page 7

1.   Please tell us how you have considered the disclosure requirements of Item 1205 (a)(1) and (2) of Regulation S-K. It is unclear whether you have provided all of the required disclosures.

Production Activity, page 8

2.   Please tell us how you have considered the requirements of Item 1208 of Regulation S-K to disclose net productive wells.

Item 8: Financial Statements, page 28

Note 1: Summary of Significant Accounting Policies, page 35

Note (i): Property, Plant and Equipment, page 37

3.   We note on page 20 that you idled several of your kilns in the fourth quarter of 2008. Based on the disclosure here and in previous Forms 10-K, it is unclear whether you have tested these assets for recoverability. Please clarify for us whether these assets remain idled, whether you have tested them for recoverability, how you group assets for purposes of recognition and measurement of an impairment loss, and any other information to help us understand the related accounting. Refer to ASC 360-10-35-15 through 35-36 and 35-49 for guidance.

Note 9: Business Segments, page 48

4.   We note that you operate a number of lime and limestone plants and distribution facilities. Based on your disclosure, it does not appear that you consider these components separate operating segments. Please clarify for us whether these components have any of the characteristics outlined in ASC 280-10-50-1 and how you determined that they are not operating segments. If operating segments are being aggregated, provide the disclosure required by ASC 280-10-50-21(a) and clarify for us the similar economic characteristics that are shared by the aggregated operating segments. In addition, tell us how you have considered identifying and discussing in MD&A these characteristics.

5.   We note that you sell pulverized limestone, quicklime, hydrated lime, and lime slurry. Please clarify for us how you evaluated these products for the revenue disclosures under ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at 202-551-3812 or Kim Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant